SECI 06008359 ISSION

RECEIVED JUN 01 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 185

cm AB 7/13

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/10/2005 (MM/DD/YY) AND ENDING 01/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GENUITY CAPITAL MARKETS USA CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SUITE 4900, 40 KING STREET WEST
(No. and Street)

TORONTO (City) ONTARIO, CANADA (State) M5H3Y2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDRIK OBSBAUM (212) 897-1694
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

SUITE 3300, COMMERCE COURT WEST (Address), TORONTO (City) ON, CANADA (State) M5L 1B2 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 17 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OM

SEC 1410 (06-02)

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KH 7/13/06

OATH OR AFFIRMATION

I, ANDREA HURAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GENUITY CAPITAL MARKETS USA CORP., as of JANUARY 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO
Title

Notary Public
31/01/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENUITY CAPITAL MARKETS USA CORP.

(A Wholly Owned Subsidiary of Genuity Capital Markets)

Statement of Financial Condition
(Expressed in U.S. Dollars)

January 31, 2006

Assets

Cash and cash equivalents	$ 1,881,101
Receivable from brokers, dealers and clearing organization	3,232,831
Accounts receivable	5,839
Prepaid expenses	19,018
Deferred tax asset	19,305
Capital assets (note 3)	69,070
	$ 5,227,164

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 221,616
Due to affiliate (note 5)	953,998
Payable to customers	3,232,831
	4,408,445
Stockholder's equity:	
Common stock (note 4)	500,000
Contributed surplus (note 4)	138,904
Retained earnings	179,815
	818,719
	$ 5,227,164

See accompanying notes to financial statements.